SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of Securities Exchange Act of 1934

For the month of February 2015

SANTANDER UK PLC

(Translation of registrant’s name into English)

2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK PLC

Dated: 3 February 2015	By /s/ Jessica Petrie
(Authorised Signatory)

Santander UK plc

Quarterly Management Statement for the year ended 31 December 2014

3 February 2015

The information contained in this Quarterly Management Statement and in the Appendices is unaudited and does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 or interim financial statements in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’.

This statement provides a summary of the unaudited business and financial trends for the year ended 31 December 2014. Unless otherwise stated, references to Santander UK plc and other general statements refer to the business results of Santander UK plc compared to the same period in 2013. Balance sheet references are compared to the position at 31 December 2013, unless otherwise stated.

The results for periods prior to June 2014 were adjusted to reflect the adoption of IFRIC 21 and its impact on the timing of the recognition of the charge for the Financial Services Compensation Scheme (‘FSCS’). See Appendix 1.

Contacts
James S Johnson	Head of Investor Relations	020 7756 5014
Bojana Flint	Deputy Head of Investor Relations	020 7756 6474
Anthony Frost	Head of UK Communications	020 7756 6284
For more information:	www.aboutsantander.co.uk	ir@santander.co.uk

2014 profit before tax up 26% to £1,399m

Gaining more personal current account switchers than any other UK bank

“I am pleased to report a strong set of results for 2014, with continued improvement in profitability and strong commercial momentum. We attracted a further 1.2 million new 1|2|3 World customers in 2014, and now have a total of 3.6 million. We also grew lending to UK companies by a net £1.8bn, to a total of £23.9bn, maintaining positive momentum in an increasingly competitive market while also broadening our range of products and services.

The UK economy improved during 2014 and will, we believe, continue to be supportive of our business in 2015. Progress on clarifying the regulatory landscape has been made and further details are expected in 2015, particularly in relation to capital, leverage, conduct and banking structure. Early completion of these reforms, in a proportionate way, will help us to contribute fully to UK’s ongoing economic recovery.

Our purpose is to help people and businesses prosper as we become the best bank in the UK, for our people, customers, shareholders and communities – and a bank that is Simple, Personal and Fair.”

Nathan Bostock, Chief Executive Officer

2014 business and financial highlights 1

•	Retail customer satisfaction gap to average of 3 highest performing peers largely closed. [2] Further improvement is at the heart of our plans.

•	The most improved bank in corporate customer satisfaction over the last year. [3]

•	Current account balances of £41.1bn, up an average of £1bn per month since end 2012.

•	Gross mortgage lending of £26.3bn, up 43%. Net mortgage lending up £2.0bn, to a total of £150.1bn.

•	40,300 first-time buyers (£5.6bn gross lending) and 8,100 Help to Buy customers (£1.2bn) supported.

•	New facilities in Commercial Banking up 23% to £7.9bn.

•	UK client franchise broadened and product range improved in Corporate & Institutional Banking.

•	Banking NIM up 27bps to 1.82% and adjusted RoTE improved to 12.6%. [4]

•	Underlying cost efficiency well managed, absorbing on-going investment.

•	Robust retail and corporate credit quality, with the NPL ratio falling 24bps to 1.80%.

•	Improved CET1 capital ratio of 11.9% and a strengthened leverage ratio of 3.8%.

Income statement highlights	FY’14 £m	FY’13 [5] £m
Net interest income	3,434	2,963
Non-interest income	1,036	1,066
Operating expenses	(2,397)	(2,195)
Total operating provisions and charges	(674)	(725)

Profit before tax from continuing operations	1,399	1,109

Balance sheet highlights	31.12.14 £bn	31.12.13 £bn
Customer loans	190.7	187.1
- of which mortgages	150.1	148.1
- of which corporates [6]	23.9	22.1
Customer deposits	152.4	146.4
PRA end point T1 leverage ratio	3.8%	3.3%
CET 1 capital ratio	11.9%	11.6%

1.	See Appendix 1 for notes and definitions.
2.	Retail customer satisfaction as measured by the Financial Research Survey (‘FRS’) run by GfK NOP. See Appendix 1.
3.	Corporate customer satisfaction as measured by the Charterhouse UK business banking survey. See Appendix 1.
4.	Adjusted for specific gains, expenses and charges as outlined on page 7 and in Appendix 1. Statutory RoTE was 10.4%.
5.	Adjusted to reflect the adoption of IFRIC 21 and its impact on the timing of the recognition of the charge for FSCS. See Appendix 1.
6.	Total lending to corporates. See Appendix 1 for definitions of Commercial Banking and Corporate & Institutional Banking (‘CIB’) customer segments.

Delivering on our commitments, 2013-15 1

1. Loyal and satisfied retail customers	2015 target	FY’14	FY’13
Loyal customers	4 million	3.3 million	2.7 million
1|2|3 World customers	4 million	3.6 million	2.4 million
Customer satisfaction, Financial Research Survey (‘FRS’)	Top 3	59.7%	57.3%
(average of 3 highest performing peers)		(60.4%)	(61.1%)

•	Our loyal customer base grew further, supported by the continued success of the 1|2|3 Current Account. There was a 34% increase in total deposits held by primary banking customers, to £70.3bn [2], which enabled us to manage the reduction of higher cost, less loyal customer deposits.

•	Santander UK remained the first choice for customers switching their current account provider, on a net basis. One-in-four UK current account full ‘switchers’ have moved to Santander UK since the introduction of the current account switching service (‘CASS’) in September 2013. [3]

•	FRS reported a continued improvement in customer satisfaction, with the gap to the average of 3 highest performing peers reduced to (0.7)pp (Dec 2013: 3.8pp). We were the most improved bank since December 2012.

2. ‘Bank of Choice’ for UK companies	2015 target	31.12.14	31.12.13
Corporate loans percentage of total customer loans	20%	13%	12%
(Total lending to corporates)		(£23.9bn)	(£22.1bn)

•	In 2014 we extended £7.9bn of new facilities to SMEs and mid-sized corporates, an increase of 23%. We also expanded our coverage in the renewable energy, manufacturing and education sectors. Overall lending to corporates grew 8%.

•	Bank account openings increased 33% to 7,600 compared to 2013. Banking current account balances grew 37% to £3.1bn, with acceleration in the usage of our corporate banking platform.

•	We increased the share of corporate loans to 13% of total customer loans. However, we will not compromise our prudent risk management and return objectives and do not expect to achieve our 2015 target of 20%.

•	Charterhouse UK business banking survey reported an improvement in customer satisfaction, rising 8pp to 58%. Further improvement is at the heart of our plans.

•	We have now largely completed the investment required for our Commercial Banking business. We will look to build productivity across our scalable platform, with the broader product suite and with the extended footprint we now have in place.

3. Consistent profitability and a strong balance sheet	2015 target	31.12.14	31.12.13
Return on tangible equity (‘RoTE’)	13% - 15%	12.6%[4]	8.6%[5]
Cost-to-income ratio (‘CIR’)	< 50%	52%[4]	54%
CET 1 capital ratio	> 10.5%	11.9%	11.6%
Loan-to-deposit ratio (‘LDR’)	< 125%	124%	126%
Non-performing loan (‘NPL’) ratio	ratio maintained	1.80%	2.04%
Dividend payout ratio	50%	46%	51%

•	Adjusted RoTE improved to 12.6% and statutory RoTE to 10.4% on a higher than targeted capital ratio.

•	Net interest income of £3,434m, was up 16% on 2013. Banking NIM of 1.82% improved 27bps over the last year, driven largely by the reduced cost of retail liabilities. Lending grew across all core segments.

•	Adjusted CIR improved to 52%, absorbing on-going investment costs. Statutory CIR was 54%.

•	Capital position strengthened further, with a CET1 capital ratio of 11.9%. The LDR improved 2pp to 124%, with increased current account balances.

•	The NPL ratio of 1.80% continued to improve, with retail and corporate loans performing well in a benign credit environment.

•	Declared ordinary dividends of £487m. Accrued AT1 and paid preference dividends totalled £59m.

1.	See Appendix 1 for notes and definitions.
2.	Includes combined banking and savings balances of customers with a 1|2|3 Current Account or another primary current account.
3.	See Appendix 1 for details.
4.	Adjusted for specific gains, expenses and charges as outlined on page 7 and in Appendix 1.
5.	Adjusted to reflect the retrospective adoption of IFRIC 21.

Summary income statement [1]	FY’14 £m	FY’13 [2] £m	Change %
Net interest income	3,434	2,963	16
Non-interest income	1,036	1,066	(3)

Total operating income	4,470	4,029	11

Administrative expenses	(1,915)	(1,947)	(2)
Depreciation, amortisation and impairment	(482)	(248)	94

Operating expenses	(2,397)	(2,195)	9

Impairment losses on loans and advances	(258)	(475)	(46)
Provisions for other liabilities and charges	(416)	(250)	66

Total operating provisions and charges	(674)	(725)	(7)

Profit before tax from continuing operations	1,399	1,109	26

Taxation charge on continuing operations	(289)	(211)	37

Profit after tax from continuing operations	1,110	898	24

Discontinued operations	—	(8)	n.m.

Profit after tax for the year	1,110	890	25

2014 compared to 2013

Operating income

•	Net interest income was 16% higher in 2014, driven by margin and volume improvements. Management continued to focus on reducing the cost of retail liabilities, replacing maturing tranches of higher cost eSaver savings products in H2’13 and originating new lower cost ISAs in 2014. In addition, there was increased retail and corporate lending.

•	Non-interest income was 3% lower, reflecting lower net banking fees in Retail Banking and lower demand for interest rate and foreign exchange risk management products from Commercial Banking customers.

Operating expenses

•	Underlying cost efficiency improved as we focused on managing business-as-usual administrative expenses to accommodate investment. Operating expenses remained tightly controlled, with 2pp positive jaws between recurring income and expenses growth rates, or 6pp positive jaws when excluding a net £(86)m expense outlined on page 7 and in Appendix 1. We continued to invest in the growth of the businesses serving SME and corporate customers, as well as in the refurbishment of the branch network and enhancements to our digital channels.

Operating provisions and charges

•	Impairment losses on loans and advances were 46% lower, due to the improving economic conditions and asset disposals utilising lower provisions than allocated.

•	Provisions for other liabilities and charges were 66% higher at £416m. Excluding £(190)m of specific charges, outlined on page 7 and in Appendix 1, provisions for other liabilities and charges decreased 10% to £226m. This was driven by a reduced provision for restructuring, partially offset with an increase in FSCS charges. In accordance with IFRS, UK Bank Levy costs of £74m (Q4’13: £59m), have been recognised in Q4’14.

Taxation charge

•	The taxation charge increased 37% largely due to higher profits, offset in part by the continued reduction in the main corporation tax rate.

1.	See Appendix 1 for notes and definitions.

2.	Adjusted to reflect the adoption of IFRIC 21. See Appendix 1.

Changes to business segments

•	The basis of presentation in this results announcement has been changed, and prior periods restated, to:

•	Designate three distinct customer business segments, which reflect how we now manage and operate the bank: Retail Banking, Commercial Banking and Corporate & Institutional Banking; and,

•	Allocate indirect income, expenses and charges previously held at the Corporate Centre, which can be attributed to the three customer segments. This included a review of the internal transfer pricing policy, which resulted in a further allocation of funding and liquidity costs, central operating expenses and other provisions such as conduct, branch deduplication, the UK Bank Levy and FSCS charges.

•	With the allocation of indirect income, expenses and charges from the Corporate Centre and with the three distinct customer business segments at differing stages of commercial maturity, we are now able to identify better and drive with greater granularity the key drivers of our business performance. This enables a more targeted apportionment of capital and other resources in line with the individual strategies and objectives of each business segment.

•	Retail Banking business activities remain broadly unchanged, offering a wide range of products and financial services to individuals and small businesses (with a turnover up to £250,000 per annum).

•	Commercial Banking provides banking services to companies with a turnover of between £250,000 and £500m per annum through our enhanced platform, distribution capability and product suite.

•	Large corporates, with an annual turnover above £500m, are now managed in Corporate & Institutional Banking, where they can be best serviced in terms of their more specialised and tailored product needs, and benefit from the Santander group’s global capability.

•	Corporate Centre now predominantly consists of the non-core corporate and legacy portfolios, mark-to-market gains/losses arising from banking book activities and residual term mismatches.

PRA stress test results

•	The latest PRA stress test results were released on 16 December, 2014. Santander UK exceeded the PRA’s 2014 stress test threshold requirement of 4.5%, with a stressed CET 1 ratio of 7.9% after PRA allowed management actions.

•	The PRA stress test centred on an unprecedented UK housing market stress and therefore was particularly focused on banks with significant UK residential mortgage exposure. Notwithstanding this focus, the outcome demonstrated Santander UK’s continuing resilience, robust balance sheet and credit strength.

Banking reform

•	We continue to assess the alternative structural options available to us under the legislation and rules that have been published and in anticipation of further rules and regulations expected by 2016.

•	Our primary objective is to ensure minimal customer impact whilst adapting to the principles initially set out by the Independent Commission on Banking in 2011. Final implementation is due by 2019.

2015 outlook

•	We expect the Banking NIM of 1.82% to remain broadly unchanged for 2015, in anticipation of Bank Rate rising to 0.75% late in the year. Reduced mortgage stock margins and new lending margin pressures in H2’14, on both mortgages and corporate loans, will limit the scope for any Banking NIM improvement in 2015. These pressures are likely to be largely offset by a continued improvement in retail deposit margins.

•	We expect the decline in SVR mortgage balances, which reduced by a net £8.4bn in 2014, to continue but at a slightly slower pace in 2015.

•	The cost-to-income ratio target for 2015 of <50% remains a medium-term aspiration as we continue to invest and grow the business.

•	We anticipate that the UK economy will continue to be supportive of our business, although there is evidence of increasing liquidity in the market resulting in competitive pressures in many business lines, which may impact margins and slow the rate of growth. We also expect the implementation costs of regulatory reform to increase in the months ahead.

•	We will continue to strengthen our leverage ratio through organic capital growth and, where necessary, issuance of Additional Tier 1 (‘AT1’) capital. We expect to meet the proposed UK minimum leverage requirements as they fall due, whilst maintaining our strategic plan to grow and further diversify our business.

•	Since 31 December 2014, the trends evident in these operating results have not changed significantly.

•	The proposed 50% joint venture between Banque PSA Finance, S.A. and Santander Consumer (UK) plc, previously announced, is due to complete in Q1’15. This will add loans of c. £2.5bn to our vehicle finance business.

•	Upon publication of the Santander UK Group Holdings Limited (‘HoldCo’) 2014 Annual Report, the attainment of credit ratings for the entity and receiving the requisite regulatory approvals, we will have the capability to commence public debt issuance out of HoldCo. These requirements are expected to be completed in Q2’15.

Summary quarterly trends [1]	Q4’14 £m	Q3’14 £m	Q2’14 £m	Q1’14 £m	Q4’13 [2] £m
Net interest income	890	871	848	825	812
Non-interest income	260	257	250	269	259

Total operating income	1,150	1,128	1,098	1,094	1,071

Administrative expenses	(530)	(509)	(379)	(497)	(477)
Depreciation, amortisation and impairment	(70)	(65)	(274)	(73)	(68)

Operating expenses	(600)	(574)	(653)	(570)	(545)

Impairment losses on loans and advances	(18)	(68)	(75)	(97)	(115)
Provisions for other liabilities and charges	(144)	(20)	(241)	(11)	(105)

Total operating provisions and charges	(162)	(88)	(316)	(108)	(220)

Profit before tax from continuing operations	388	466	129	416	306

Taxation charge on continuing operations	(85)	(97)	(26)	(81)	(56)

Profit after tax from continuing operations	303	369	103	335	250

Discontinued operations	—	—	—	—	4

Profit after tax for the period	303	369	103	335	254

Q4’14 compared to Q3’14

•	Administrative expenses increased 4% to £530m. This was driven by continued investment in our Commercial Banking business and in the branch network.

•	Depreciation, amortisation and impairment rose 8% to £70m. This was due to the amortisation impact of the ongoing investment programme.

•	Impairment losses on loans and advances reduced markedly, largely due to the continued strong credit performance in the retail and corporate portfolios and an impairment release in the non-core portfolio.

•	Provisions for other liabilities and charges increased to £144m, reflecting higher FSCS, UK Bank Levy and conduct charges.

Phasing and quantum of specific gains, expenses and charges

The financial results for 2014 included a number of specific gains, expenses and charges that, if separately identified, management believe assist in a better understanding of the underlying operating trends of the business. The aggregate pre-tax impact for Q2’14 was £(206)m, as previously disclosed, with an additional conduct charge of £(70)m taken in Q4’14 and explained in Appendix 1.

The quarterly trends were also impacted by FSCS charges (2014: £91m; 2013: £88m) and the UK Bank Levy (2014: £74m; 2013: £59m). Although these represent full year charges, they are required under IFRS to be charged on 1 April and 31 December, respectively, of each year.

1.	See Appendix 1 for notes and definitions.
2.	Adjusted to reflect the adoption of IFRIC 21. See Appendix 1.

Summary balance sheet [1]	31.12.14 £bn	31.12.13 [2] £bn
Assets
Retail Banking	158.5	155.6
Commercial Banking	18.7	17.0
Corporate & Institutional Banking	5.2	5.1
Corporate Centre	8.3	9.4

Customer assets	190.7	187.1

Other assets	85.3	83.2

Total assets	276.0	270.3

Liabilities
Retail Banking	129.6	123.2
Commercial Banking	15.3	13.8
Corporate & Institutional Banking	2.3	2.6
Corporate Centre	5.2	6.8

Customer deposits	152.4	146.4

Medium term funding (‘MTF’)	56.2	57.6
Other liabilities	53.2	53.7

Total liabilities	261.8	257.7

Equity	14.2	12.6

Total liabilities and equity	276.0	270.3

Summary capital, leverage, liquidity and funding [1]	31.12.14 £bn	31.12.13 £bn
Capital and leverage – CRD IV
CET 1 capital	9.8	9.0
Total qualifying regulatory capital	14.7	13.3
Risk Weighted Assets (‘RWAs’)	82.3	77.7
CET 1 capital ratio	11.9%	11.6%
Total capital ratio	17.9%	17.1%
PRA end point T1 leverage ratio	3.8%	3.3%
Liquidity [3]
Liquidity Coverage Ratio (‘LCR’)	110%	103%
LCR eligible liquidity pool	39.5	32.8
Funding
Total wholesale funding	66.2	65.7
- of which with a residual maturity of less than 1 year	23.1	21.2
Liquid assets coverage of wholesale funding with a residual maturity of less than one year	171%	155%[3]

1.	See Appendix 1 for notes and definitions.
2.	Adjusted to reflect the adoption of IFRIC 21. See Appendix 1.
3.	2013 balances and ratios calculated on Santander UK’s interpretation of the Basel Committee’s LCR.

Balance sheet analysis

Balances

•	Customer assets of £190.7bn grew £3.6bn. Mortgage lending balances increased £2.0bn, maintaining the positive momentum that commenced in Q2’14. In an increasingly competitive market, corporate lending balances increased £1.8bn. These increases were partially offset by a reduction in non-core corporate and legacy portfolios.

•	Other assets consist largely of cash, derivatives, government securities, investment portfolios and joint venture assets.

•	Customer deposits increased £6.0bn to £152.4bn, as we focused on retaining and originating accounts held by more loyal customers. Current account balances in Retail Banking grew £13.2bn to a total of £41.1bn, partially offset by lower savings balances as we focused on reducing more price sensitive retail deposits. Commercial Banking deposits grew £1.5bn, through enhanced capabilities and building upon strong customer relationships.

•	The LDR of 124% was 2pp better, reflecting particularly strong growth in retail current accounts.

•	The customer funding gap reduced £2.4bn to £38.3bn (31 December 2013: £40.7bn), with lending growth fully funded by deposit growth.

Capital and leverage

•	The CET 1 capital ratio improved to 11.9% (December 2013: 11.6%), with the PRA end point T1 leverage ratio at 3.8% (December 2013: 3.3%).

•	In Q4’14 Santander UK plc issued a further £300m of AT1 capital, to take the total issuance to £800m in the year, and redeemed £265m of preferred shares with no material net effect on capital levels.

•	RWAs were up £4.6bn in 2014, to £82.3bn, reflecting a recalibration of risk models in Commercial Banking, higher customer loans and a small increase in average mortgage risk weights.

Liquidity and funding

•	The LCR eligible liquidity pool increased £6.7bn, to £39.5bn. At 31 December 2014 the LCR was 110%.

•	Wholesale funding with a residual maturity of less than one year increased £1.9bn, to £23.1bn, due to the phasing of secured funding maturities. The LCR eligible liquidity pool significantly exceeded wholesale funding of less than one year, with a coverage ratio of 171%.

•	2014 MTF issuance of c. £12.9bn (sterling equivalent) included £7.7bn of senior unsecured issuance. Overall the cost of wholesale funding continued to fall during the year, as lower cost new issuance replaced more expensive maturing funding in a more stable capital markets environment.

•	In Q4’14 we drew a further £0.9bn of Treasury Bills under the Bank of England and HM Treasury’s Funding for Lending Scheme (‘FLS’), with total outstandings of £2.2bn at 31 December 2014.

•	Since the quarter end, we issued a further £1.6bn (sterling equivalent) of senior unsecured securities.

Conduct remediation

•	The remaining provision for Payment Protection Insurance (‘PPI’) redress and related costs amounted to £129m, which included £95m of additional provisions made in 2014 (Q2’14: £65m; Q4’14: £30m). The additional provisions were taken following a recent review of claims activity, which indicated that claims are expected to continue for longer than originally anticipated. Monthly redress costs, including pro-active customer contact, decreased to an average of £11m per month, compared to a monthly average of £18m in 2013. Excluding pro-active customer contact, the average redress costs in Q4’14 were £7m per month. The high proportion of invalid complaints also continued.

•	Non-PPI related conduct provisions amounted to £162m, which included a net £45m of additional provisions taken in 2014, (Q2’14: £5m; Q4’14: £40m), relating to existing remediation activities and an additional provision taken for principally wealth and investment products.

•	The Card Protection Plan (‘CPP’) conduct issue has been closed, with only exceptional claims remaining. The interest hedging products conduct issue continues to be managed down and a modest provision has been released in the period.

Credit quality 1

31.12.14	Assets £bn	NPLs £m	NPL ratio %	NPL coverage %	Gross write-offs £m	Loan loss allowance £m
Retail Banking	158.5	2,573	1.62	34	273	881
Residential mortgages	150.1	2,459	1.64	24	68	579
Banking and consumer credit	8.4	114	1.35	265	205	302
Commercial Banking	18.7	664	3.56	46	75	305
Corporate & Institutional Banking	5.2	53	1.01	138	11	73
Corporate Centre	8.3	134	1.62	134	64	180

	190.7	3,424	1.80	42	423	1,439

31.12.13	Assets £bn	NPLs £m	NPL ratio %	NPL coverage %	Gross write-offs £m	Loan loss allowance £m
Retail Banking	155.6	2,936	1.89	31	387	921
Residential mortgages	148.1	2,788	1.88	21	103	593
Banking and consumer credit	7.5	148	1.96	222	284	328
Commercial Banking	17.0	649	3.83	43	151	279
Corporate & Institutional Banking	5.1	17	0.33	453	10	77
Corporate Centre	9.4	221	2.36	125	227	278

	187.1	3,823	2.04	41	775	1,555

•	The total NPL ratio of 1.80% continued to reduce, with retail and corporate loans performing well in a benign credit environment.

•	The Retail Banking NPL ratio fell to 1.62%, with an improvement across all of the principal portfolios.

•	Residential mortgage non-performing loans fell 12% to £2,459m, with the better performance of the portfolio supported by the benign economic environment for UK households, low interest rates, rising house prices and falling unemployment. We are conscious that these conditions may not continue and our provisions reflect our conservative position on the UK economy and the housing market, notwithstanding current trends.

•	The mortgage NPL ratio decreased to 1.64%, with a further fall in NPLs and a growing mortgage book. NPL coverage increased 3pp to 24%.

•	Banking and consumer credit NPLs reduced 23% to £114m. This was due to a continuation of the general improvement observed in the credit quality of the unsecured portfolios. In particular this was evident with personal bank accounts and credit cards, which benefited more from the strong risk profile of our 1|2|3 World customers.

•	The Commercial Banking NPL ratio decreased to 3.56%, with credit quality remaining strong. We continue to adhere to our prudent lending criteria as we grow lending. Gross write-offs also decreased as a result of good credit quality, supported by the improving economic environment.

•	The Corporate & Institutional Banking NPL ratio increased to 1.01%, due to a single infrastructure loan which moved to non-performance.

•	The Corporate Centre NPL ratio decreased to 1.62%, reflecting the on-going sale and run-off of the non-core corporate and treasury legacy portfolios which continued with no significant impact on the income statement.

1.	See Appendix 1 for notes and definitions.

Mortgage loan-to-value (‘LTV’)

31.12.14	Simple avg. %	up to 50% % of total	>50-75% % of total	>75-85% % of total	>85-100% % of total	>100% % of total
New business flow	65	17	42	24	17	—
Stock	47	36	44	11	6	3

31.12.13	Simple avg. %	up to 50% % of total	>50-75% % of total	>75-85% % of total	>85-100% % of total	>100% % of total
New business flow	62	19	46	23	12	—
Stock	51	29	42	15	10	4

•	We maintained our prudent lending criteria, with an average LTV of 65% on new lending, including Help to Buy, and 47% on the stock of mortgages. Help to Buy comprises all of the lending with an LTV over 90%, and demand in 2014 was higher than expected. Excluding Help to Buy, the average LTV on new lending was 64%, and on our lending with an LTV of over 85% was 13% of the new business flow.

•	Stock LTV continued to perform well, supported by house prices increases and the better economic environment facilitating capital repayments by borrowers.

Retail Banking

Retail Banking offers a wide range of products and financial services to individuals and small businesses (with a turnover of less than £250,000 per annum), through a network of branches and ATMs, as well as through telephony, digital, mobile and intermediary channels. Retail Banking also includes the UK arm of Santander Consumer Finance, predominantly a vehicle finance business.

Summary income statement	FY’14 £m	FY’13 £m	Change %
Net interest income	3,092	2,738	13
Non-interest income	560	599	(7)

Operating income	3,652	3,337	9

Operating expenses	(1,753)	(1,750)	—
Impairment losses on loans and advances	(187)	(359)	(48)
Provisions for other liabilities and charges	(395)	(226)	75

Profit before tax	1,317	1,002	31

Income statement analysis

•	Net interest income increased 13%. This was driven by increased lending and through management focus on reducing the cost of retail liabilities, in particular replacing maturing tranches of higher cost eSaver savings products in H2’13 and originating new lower cost ISAs in 2014. Reduced mortgage stock margins and new lending margin pressures partly offset these effects.

•	Non-interest income was 7% lower, reflecting lower net banking fees.

•	Operating expenses were stable over the year. Strong cost management discipline driven by multi-branch consolidation efficiencies funded further investment in business growth, including the refurbishment of the branch network and enhancements to our digital channels.

•	Impairment losses on loans and advances fell 48%, driven by lower mortgage impairment and an improvement in credit cards and UPLs. The loan loss rate for the year was 0.12% (2013: 0.22%).

•	Provisions for other liabilities and charges increased 75%, predominantly due to higher FSCS, UK Bank Levy, conduct, branch deduplication and restructuring charges.

Balances	31.12.14 £bn	31.12.13 £bn
Customer loans	158.5	155.6
- of which mortgages	150.1	148.1
- of which unsecured consumer and vehicle finance	8.4	7.5
RWAs	38.4	36.3
Customer deposits	129.6	123.2
- of which current accounts	41.1	27.9

•	Residential mortgage net lending was £2.0bn, increasing the total to £150.1bn.

•	SVR mortgage loan balances fell £8.4bn to £43.9bn, although we have been successful in retaining 80% of customers with maturing products on Santander UK mortgages. Interest only mortgage balances decreased to £56.9bn (Dec’13: £59.0bn) while Buy-To-Let mortgages increased to £3.1bn (Dec’13: £2.2bn).

•	Unsecured consumer and vehicle finance balances, which include bank overdrafts, unsecured personal loans, credit cards and consumer finance, increased 12%. This was in line with the planned rollout of the 1|2|3 World loyalty strategy.

•	RWAs increase reflected growth in both mortgages and unsecured lending, as well as a small increase in the average mortgage risk weight.

•	Customer deposits increased £6.4bn as current account balances continued to grow strongly. These were partially offset by a continued managed reduction in deposits without a broader customer relationship.

•	The 1|2|3 Current Account remains central to our retail customer relationship model and was the main driver of a net inflow of £13.2bn in current account balances over the last 12 months.

Business volumes	FY’14	FY’13
Mortgage gross lending	£26.3bn	£18.4bn
Mortgage net lending	£2.0bn	£(8.5)bn
UPL gross lending	£1.5bn	£1.1bn
UPL net lending	£0.2bn	£(0.3)bn
Vehicle finance gross lending	£1.6bn	£1.6bn
Vehicle finance net lending	£0.2bn	£0.0bn
Customer deposit flows	£6.4bn	£(4.0)bn
1|2|3 World customers	3.6 million	2.4 million

•	Residential mortgage gross lending was strong, increasing to £26.3bn, with applications up 26% on the prior year. We helped 40,300 first-time buyers (£5.6bn of gross lending) and 8,100 Help to Buy customers (£1.2bn) purchase a home.

•	UPL gross lending increased 36% over the period, benefiting from the opportunity of our 1|2|3 World customers and an increased focus on branch and internet origination.

•	1|2|3 World now has 3.6 million current account and credit card customers, some 1.2 million higher than a year ago. This includes a growing transactional primary customer base.

Business development

•	1|2|3 World is transforming our customer profile, building deeper, more durable and more valuable relationships: 93% of 1|2|3 Current Accounts are a primary banking relationship (vs. 46% for our non 1|2|3 World Current Account); on average 1|2|3 customers hold 2.3 products (vs. 1.5); and average 1|2|3 account balances are 5.0x [1] higher than for non-1|2|3 current accounts.

•	1|2|3 World continued to expand, with almost 40% of customers holding both the 1|2|3 Current Account and 1|2|3 Credit Card. At 31 December 2014, £70.3bn (54%) of retail deposit balances were derived from 1|2|3 Current Account and other primary bank accounts with associated savings balances held by the same customers. This was an increase in balances of 34% from December 2013.

•	In 2014, we also launched the 1|2|3 Mini, a new current account for children, 166,000 of which have been opened, and the 1|2|3 student products [2] which grew to 107,000 customers.

•	In 2014, 276,100 customers moved their current account to Santander UK from other providers (332,900 from the launch of the CASS in September 2013). This represents one-in-four UK current account ‘full switchers’ moving to Santander UK since the launch of the CASS.

•	We continued to build and enhance our offerings to support our ‘Select’ range of products for more affluent customers, to which we have now introduced 608,000 customers (post re-segmentation) in total. Alongside this, we developed our Wealth Management proposition, restructuring our businesses and increasing scale through the recruitment of client facing staff.

•	Our vehicle finance business successfully maintained five new vehicle manufacturer relationships, with Mazda, Volvo, Kia, Hyundai and KTM. The business remains well positioned, and we expect our broad and well diversified franchise to continue to strengthen following the conclusion of the PSA Finance UK Limited joint venture expected in Q1’15, referred to on page 6.

•	We continued to invest in branch refurbishments and digital technology. This year we have also delivered a number of improvements in our digital platforms including our online and mobile banking services as well as introducing more digital technology into our branches, a new public website, a new online bank interface, a new iOS App, a new student oriented banking app, improvements in alerts functionality, improved online sales capability and a rollout of digital ATMs.

•	Early in 2014 we commenced a three year digital transformation programme. This is already starting to deliver an improvement in customer satisfaction and reduced volume of complaints.

•	The number of unique complaints for retail and customer banking activities fell significantly, by 25%, in comparison to December 2013 [3].

1.	Average account balances are combined savings and banking liability balances.
2.	Includes 1|2|3 Student, 1|2|3 Graduate and 1|2|3 Post-Graduate new accounts. Excludes automatic conversions.
3.	Source: Santander UK.

Commercial Banking

Commercial Banking offers a wide range of products and financial services to customers through a network of regional Corporate Business Centres (‘CBCs’) and through telephony and digital channels. The management of our customers is organised according to the £250,000 to £50m annual turnover for SMEs, and £50m to £500m for mid corporates, enabling us to offer a differentiated service to SMEs and mid corporate customers.

Summary income statement	FY’14 £m	FY’13 £m	Change %
Net interest income	373	284	31
Non-interest income	112	113	(1)

Operating income	485	397	22

Operating expenses	(320)	(280)	14
Impairment losses on loans and advances	(92)	(107)	(14)
Provisions for other liabilities and charges	(12)	(17)	(29)

Profit before tax	61	(7)	n.m.

Income statement analysis

•	Net interest income increased 31%. This was a result of continued growth in customer loans and an improvement in deposit margins. Much of the loan growth was generated through our expanding network of regional CBCs and the increased number of Relationship Managers (‘RMs’).

•	Non-interest income was down 1%, at £112m, due to a lower demand for interest rate and foreign exchange risk management products.

•	Operating expenses increased 14%. This reflected our continued investment and as we opened new CBCs and recruited new RMs.

•	Impairment losses on loans and advances decreased 14%, with an annualised loan loss rate of 0.52% (2013: 0.66%). Quality in the loan book continued to be good, supported by the improving economic environment and our cautious lending policy.

•	Provisions for other liabilities and charges decreased 29%, benefiting from a modest conduct provision release in the period.

Balances	31.12.14 £bn	31.12.13 £bn
Customer loans	18.7	17.0
- of which SMEs	12.6	11.7
- of which mid corporates	6.1	5.3
RWAs	19.9	17.0
Customer deposits	15.3	13.8

•	Customer loans increased 10% during the year, maintaining a positive momentum despite an increasingly competitive and still contracting market.

•	Following a periodic review in Q1’14, a number of Commercial Banking customers were transferred from the SME segment to our mid corporate segment, as the annual turnover of their businesses had increased. The balance associated with transferred loans was £327m. Lending to SME customers increased 8% including the transfer (11% increase excluding transfer) and grew 15% in mid corporates including the transfer (9% increase excluding transfer). Lending continues to be subject to prudent risk management criteria.

•	RWAs increased 17% in the year, reflecting growth in customer loans and a recalibration of risk models.

•	We continued to attract deposit balances, growing 11% in the year, where we have a strong customer relationship and to build on our new enhanced corporate cash management and deposit capabilities. Deposit growth largely funded the growth in lending and grew at a faster rate than in recent years.

Business volumes	FY’14	FY’13
New facilities	£7,935m	£6,476m
Bank account openings	7,600	5,700
Corporate Business Centres (‘CBCs’)	66	50
Relationship Managers (‘RMs’)	729	650

•	New facilities increased 23% to £7,935m. We also expanded our coverage in the renewable energy, manufacturing and education sectors.

•	Bank account openings showed strong growth, increasing 33% to 7,600. There was an acceleration in the usage of our corporate banking platform, completed in 2013.

Business development

•	Our lending to SME customers has grown consistently since 2008, despite the subdued market.

•	We have largely completed the investment required for our Commercial Banking business. We will look to build productivity, deepen the franchise and continue to improve customer satisfaction in the year ahead.

•	We have in place a new scalable platform and are able to deliver a broader product suite with a wider range of ancillary services and we have extended our footprint and our capacity to service mid corporates and SMEs with an increase in the number of RMs in our growing network of 66 regional CBCs. We will continue to grow the number of RMs, towards a planned 750, and CBCs, where our target is 70, by the end of 2015.

•	We continued to deliver improvements in corporate customer satisfaction over the last year, rising 8pp to 58% as reported in the Q3 2014 Charterhouse UK business survey. There remains no measurable difference between us and our top two competitors [1].

•	We are also investing in new platforms specifically for corporate customers and building on the expertise and presence of the wider Banco Santander group. This year we launched a new corporate internet banking capability (‘Connect’), a new trade portal and trade club and the Santander Passport service. Our global alliances with other major international financial institutions, together with the extensive network provided by Banco Santander allow us to offer a broad range of international financial services to our customers.

•	Our pioneering Breakthrough programme, aimed at helping the UK’s fast growth companies, has now supported 39 SMEs with £38m of Growth Capital and £88m of other growth-related finance providing these companies with the opportunity and support to create over 1,300 jobs in the UK economy. The programme has also held 14 Round Table events for more than 160 companies, provided 17 MasterClasses involving over 200 fast-growth SMEs with companies including Google, Saatchi Masius and McLaren, and taken 93 SME businesses on trade missions to major international markets such as Brazil, Mexico, the UAE and the USA.

•	To support our focus on digital innovation in 2014 we launched a new US$100m Santander Fintech Fund, based in London, to invest in financial technology start-ups in the UK and elsewhere.

1.	See Appendix 1 for details.

Corporate & Institutional Banking

Corporate & Institutional Banking (‘CIB’) services the corporate clients and financial institutions that, because of their size, complexity or sophistication, require specially-tailored services or value-added wholesale products. CIB offers risk management and other value-added financial services to large corporates with a turnover above £500m per annum, and financial institutions, as well as to the rest of Santander UK’s businesses. The main businesses areas include: working capital management (trade and export finance and cash management), financing (Debt Capital Markets (‘DCM’) and corporate and specialised lending) and risk management (foreign exchange, rates and liability management).

Summary income statement	FY’14 £m	FY’13 £m	Change %
Net interest income	75	65	15
Non-interest income	277	280	(1)

Operating income	352	345	2

Operating expenses	(237)	(164)	45
Impairment losses on loans and advances	4	—	n.m.
Provisions for other liabilities and charges	(9)	(7)	29

Profit before tax	110	174	(37)

Income statement analysis

•	Net interest income increased 15% to £75m, driven by a deposit margin improvement.

•	Non-interest income remained broadly stable, at £277m, principally due to lower demand for interest rate and foreign exchange risk management products and a risk reduction strategy in a volatile H2’14. This was partially offset by an increase in the short-term market activity of clients.

•	Operating expenses increased 45% to £237m. This was mainly due to our investment in developing transactional, interest rate and fixed income capabilities (including a new cash management platform, specific foreign exchange tools and infrastructure for supply chain finance), as well as the related controls, systems and processes.

•	Impairment losses on loans and advances benefited from a release of £4m.

•	Provisions for other liabilities and charges remained broadly stable.

Balances	31.12.14 £bn	31.12.13 £bn
Customer loans	5.2	5.1
RWAs	16.8	16.5
Customer deposits	2.3	2.6

•	Customer loans increased to £5.2bn, despite volatile market conditions and an acceleration of refinancing activities.

•	RWAs remained broadly flat in the year, in line with customer loan growth.

•	Customer deposits decreased 12%, as part of a plan to focus more on the management of our relationship driven deposit base.

Business development

•	We continued to develop the client franchise, particularly in the large corporate segment, through a focused client approach, an increase in the number of bankers and an improved offering.

•	We are focusing the business mix towards core banking activities, such as global transaction banking, DCM solutions, supply chain finance and cash management, and have added Private Placement capabilities. We exited a number of non-core activities where we lacked scale and expertise. In late 2014 we transferred a number of sales functions to London from Madrid. We also reinforced systems, controls and processes, with a focus on improved operating models and a strengthened governance framework.

•	For 2014, in UK Corporate DCM (sterling and euro) we maintained our 5th place ranking, 1st for UK Housing Associations (2013: 1st) and were ranked 3rd (2013: 22nd) as a UK syndicated loans book runner [1].

1.	Source: Dealogic, January 2015.

Corporate Centre

Corporate Centre now predominantly consists of the non-core corporate and treasury legacy portfolios, mark-to-market gains/losses arising from banking book activities and residual term mismatches. Corporate Centre is responsible for managing capital and funding, balance sheet composition and structure and strategic liquidity risk for Santander UK. The non-core corporate and treasury legacy portfolios are being run-down and/or managed for value.

	FY’14	FY’13 [1]	Change
Summary income statement	£m	£m	%
Net interest expense	(106)	(124)	(15)
Non-interest income	87	74	18

Operating income / (expense)	(19)	(50)	(62)

Operating expenses	(87)	(1)	n.m.
Impairment releases / (losses) on loans and advances	17	(9)	n.m.
Provisions for other liabilities and charges	—	—	—

Loss before tax	(89)	(60)	48

Income statement analysis

•	Net interest expense was 15% lower driven by the run-down of the non-core asset portfolios.

•	Non-interest income increased 18% to £87m, reflecting mark-to-market gains.

•	Operating expenses, if adjusted for the separately identified factors as outlined on page 7 and in Appendix 1, remained flat.

•	Impairment losses on loans and advances decreased, due to a provision release in the non-core portfolio as a result of the improving economic conditions and the disposal of assets utilising lower provisions than allocated.

•	FSCS, UK Bank Levy, conduct, branch deduplication and restructuring charges, are now fully re-allocated to the business segments.

	31.12.14	31.12.13
Balances	£bn	£bn
Customer loans	8.3	9.4
RWAs	7.2	7.9
Customer deposits	5.2	6.8

•	Customer loans decreased 12% in the year, due to the run-down of the non-core corporate and legacy portfolios as we successfully implemented our on-going exit strategy from individual loans and leases.

•	RWAs decreased 9%, largely reflecting the reduction in customer loans.

•	Customer deposits fell 24% in 2014, as part of a plan to focus more on the management of our relationship driven deposit base.

Non-core assets	31.12.14 £bn	31.12.13 £bn
Social housing	6.7	7.1
Commercial mortgages	0.9	1.2
Shipping	0.3	0.4
Aviation	0.2	0.4
Other	0.2	0.3

Non-core customer loans	8.3	9.4

Legacy treasury asset portfolio	0.7	2.0

Total non-core assets	9.0	11.4

•	Disposal of assets continued across the portfolios with no significant impact on the income statement.

•	Legacy treasury asset portfolio decreased £1.3bn due to the successful disposal of student loan and residential mortgage asset backed securities.

1.	Adjusted to reflect the adoption of IFRIC 21. See Appendix 1.

Appendix 1 – Notes

•	Commercial Banking and Corporate & Institutional Banking customer segmentation

The management of Commercial Banking and Corporate & Institutional Banking is organised according to the annual turnover of our customers. The Commercial Banking segment includes SMEs (with an annual turnover between £250,000 and £50m) and mid corporates (between £50m and £500m).

The Corporate & Institutional Banking segment contains the large corporates business, which includes customers with an annual turnover above £500m and financial institutions. We offer specialist treasury services in fixed income and foreign exchange, lending, transactional banking services, capital markets and money markets to these customers.

•	Corporate customer satisfaction

The Charterhouse UK business banking survey is an on-going telephone based survey designed to monitor usage and attitude of UK businesses towards banks. 17,000 structured telephone interviews are conducted each year among businesses of all sizes from new start-ups to large corporates with annual sales of £1bn. Data based on 5,733 interviews in year ending Q3’14 with businesses turning over £250k to £50m per annum and are weighted by region and turnover to be representative of businesses in Great Britain. Satisfaction based on a five point scale (% Excellent / Very good). The competitor set included in this analysis is Barclays, RBS, HSBC, Lloyds TSB and NatWest.

•	Delivering on our commitments – KPIs and targets

All Key Performance Indicators (‘KPIs’) are presented at 31 December 2014 and 31 December 2013. KPIs are based on spot balances calculated at these dates with the exception of the cost-to-income ratio, RoTE and customer satisfaction which are based on performance in the relevant period or year. Customer satisfaction is based on a rolling 12-month average calculated for the year ended 31 December 2014 and year ended 31 December 2013.

The KPIs were originally established at the end of 2012 and set for the period 2013-15, on the forecast and outlook we then had in place.

•	Discontinued operations

The sale of c. £1bn of customer loans to SAV Credit Limited (now ‘Newday Cards Ltd’) was completed in May 2013.

•	IFRIC 21 adoption

In May 2013, the IFRS Interpretations Committee issued IFRIC Interpretation 21 (‘IFRIC 21’) which provides guidance on accounting for the liability to pay a government imposed levy. IFRIC 21 is effective in the European Union states for annual periods beginning on or after 17 June 2014, however, earlier application is permitted and Santander UK has elected to do so. This interpretation clarifies that the obligating event that gives rise to a liability to pay a government levy is the activity that triggers the payment of the levy as set out in the relevant legislation. An entity does not have a constructive obligation to pay a levy that will be triggered by operating in a future period. The adoption of IFRIC 21 changed the accounting for the FSCS but did not affect the accounting for any other government imposed levy paid by Santander UK, notably the UK Bank Levy.

•	Payments Council – Current Account Switching Service (‘CASS’) guarantee

On 16 September 2013, the Payments Council launched the CASS. The service is free-to-use for consumers, small charities, small businesses and small trusts, and is designed to make switching from one bank or building society to another, simpler, reliable and hassle-free, thus removing customers’ perceived barriers to switching. The new service is backed by a customer guarantee and aims to increase competition in the high street, support the entry of new banks in the current account marketplace and give customers greater choice if they want to switch.

The published Payments Council branded data referenced is for switches completing between 1 January 2014 and 30 June 2014 and shows Santander UK gained 139,100 switchers, with a net gain of 97,900. The branded data is published 6 months in arrears. Payments Council data for the industry shows 1,332,700 full switches were completed between 16 September 2013 and 31 December 2014. Santander UK management information identifies 332,900 full switchers in the same period.

•	Phasing and quantum of specific gains, expenses and charges

	Q4’14	Q2’14
Pension gain	—	218
Investment costs	—	(98)

Included in administrative expenses	—	120

Software write-offs	—	(206)

Included in depreciation, amortisation and impairment	—	(206)

Property provisions	—	(50)
Conduct remediation provisions	(70)	(70)

Included in provisions for other liabilities and charges	(70)	(120)

•	As a result of defined benefit pension scheme changes that limit future entitlements and provide for the longer term sustainability of our staff pension arrangements, a net gain of £218m arose in administrative expenses in Q2’14.

•	Also in Q2’14, following the implementation of our new digital platform and the completion of our product simplification programme, we made write-offs for the decommissioning of redundant systems and charged investment costs, totalling £304m. This included software write-offs of £206m charged to depreciation, amortisation and impairment, and investment costs of £98m relating to technology and digital capability build out, which cannot be capitalised and are therefore charged in administrative expenses. The software write-offs will reduce our future depreciation charge.

•	Provisions for other liabilities and charges were impacted by £190m in total across Q2’14 and Q4’14 in both property and conduct provisions. These included a £50m provision relating to the costs for our on-going branch de-duplication programme. A further provision of £140m, including related costs, has been taken for conduct remediation. Of this, £95m related to payment protection insurance (‘PPI’), which following a recent review of claims activity, indicated that claims are now expected to continue for longer than originally anticipated. There was a net £45m charge related to other products, principally wealth and investments.

The quarterly trends were also impacted by FSCS charges and the UK Bank Levy. Although these represent annual charges, they are required under IFRS to be charged on 1 April and 31 December, respectively, of each year. Therefore, to show the underlying trends, the profit before tax has been further adjusted to spread these costs equally over the quarters.

The table below reconciles profit before tax adjusted for the above-mentioned gains, expenses and charges:

	Q4’14	Q3’14	Q2’14	Q1’14	Q4’13 [1]
	£m	£m	£m	£m	£m
Profit before tax from continuing operations	388	466	129	416	306

Adjusting for factors identified above	70	—	206	—	—

Profit before tax excluding specific factors	458	466	335	416	306

Adjusting for FSCS/Bank Levy over the year [2]	24	(41)	59	(41)	22

Profit before tax after quarterly pro-rating of FSCS and Bank Levy charges	482	425	394	375	328

1.	Adjusted to reflect the adoption of IFRIC 21. See Appendix 1.
2.	FSCS £91m (2013: £88m); UK Bank Levy £74m (2013: £59m).

•	Retail customer satisfaction

The Financial Research Survey (‘FRS’) is a monthly personal finance survey of around 5,000 consumers prepared by the independent market research agency, GfK NOP. The ‘Overall Satisfaction’ score refers to proportion of extremely and very satisfied customers across mortgages, savings, main current accounts, home insurance, UPLs and credit cards, based on a weighting of those products calculated to reflect the average product distribution across Santander UK and competitor brands. Data shown is for the 12 months ending 31 December 2014 and compared against 12 months ending data for the period as indicated. The competitor set included in this analysis is Barclays, Halifax, HSBC, Lloyds Bank (including Lloyds TSB) and NatWest. Previously this data was reported on a rolling three month basis.

Appendix 1 – Definitions

•	‘1|2|3 World customer’ holds one or more of the following products: 1|2|3 Credit Card, 1l2l3 Current Account, 1l2l3 Graduate Current Account, 1l2l3 Student Current Account, 1l2l3 Postgraduate Current Account, 1l2l3 Mini Current Account and 1l2l3 Mini Account (in Trust). Trustees are not classed as 1|2|3 World customers. Also excludes automatic upgrade of accounts as part of product simplification.

•	‘Banking NIM’ is calculated as net interest income divided by average customer assets.

•	‘CET1 capital’ is the CRD IV end point Common Equity Tier 1 capital and is calculated in accordance with the CRD IV implementation rules as per the PRA Policy Statement PS7/13. The ‘CET1 ratio’ is calculated as CET1 capital divided by RWAs.

•	‘Corporates’ include SMEs with an annual turnover of between £250,000 and £50m, mid corporate customers between £50m and £500m and large corporate customers above £500m.

•	‘Dividend payout ratio’ is calculated as equity dividend declared as a percentage of earnings attributable to ordinary shareholders (profit after tax less payment of dividend on preference shares and AT1 dividend. The payment of each dividend is subject to regulatory approval. 2013 was adjusted for the prior year restatement relating to FSCS.

•	‘Large corporates’ are enterprises which have a turnover above £500m per annum.

•	The Liquidity Coverage Ratio (‘LCR’) is designed to ensure that banks maintain adequate levels of high quality assets against net cash outflows over a 30-day significant stress period. Since December 2014, the LCR is calculated on Santander UK’s interpretation of the EU Liquidity Coverage Ratio Delegated Act.

•	‘LCR eligible liquidity pool’ are assets eligible for inclusion in the LCR as high quality liquid assets.

•	‘Liquid assets coverage of wholesale funding of less than one year’ is calculated as eligible liquidity pool divided by wholesale funding with a residual maturity of less than one year.

•	‘Loan loss rate’ is impairment charge on loans and advances divided by average loans and advances.

•	‘Loan-to-deposit ratio’ is calculated as loans and advances to customers (excluding reverse repos) divided by deposits by customers (excluding repos).

•	‘Loan-to-income multiple’ is an average earnings multiple of new business at inception.

•	‘Loyal customers’ are primary banking current account customers (those who have a minimum credit turnover of at least £500 per month and at least two direct debits on the account) who hold an additional product.

•	‘Mid corporates’ are enterprises which have a turnover of between £50m and £500m per annum.

•	‘Mortgage’ or ‘mortgages’ refers to residential retail mortgages only and excludes social housing and commercial mortgage assets.

•	‘MTF’ is medium term funding at a sterling equivalent value. MTF consists of senior debt issuance, asset-backed issuance (including securitisation and covered bond issuance), structured issuance (including firm financing repurchase agreements), subordinated debt and capital issuance. MTF excludes any collateral received as part of the Bank of England and HM Treasury’s Funding for Lending Scheme (‘FLS’).

•	‘n.m.’ signifies percentage change is not meaningful.

•	‘NPL coverage’ is calculated as impairment loss allowances divided by non-performing loans and advances.

•	‘NPL ratio’ is calculated as non-performing loans as a percentage of loans and advances to customers.

•	‘PRA end point T1 leverage ratio’ is the CRD IV end point Tier 1 capital divided by exposures as defined by the Basel Committee ‘Leverage Ratio framework and disclosure requirements’ document, published January 2014.

•	‘Residential mortgages’ includes residential retail mortgages, which are part of Retail Banking, and social housing loans which are in Commercial Banking and in Corporate Centre.

•	‘RoTE’ is calculated as annualised profit attributable to ordinary shareholders divided by average shareholders’ equity, less non-controlling interests, preference shares, and intangible assets (including goodwill).

•	‘Santander UK’ refers to Santander UK plc and its subsidiaries.

•	Select customers have a monthly credit turnover of £5k, savings, banking and investments worth £75k or properties worth a minimum of £500k. Affluent customers have a monthly credit turnover of £4k-5k, savings, banking and investments worth £25k-75k or properties worth £350k-500k.

•	‘SME’ is small and medium enterprises with a turnover of between £250,000 and £50m per annum.

•	SVR mortgage retention is calculated as an average of retention rates between January 2014 and August 2014 and is applied to mortgages 4 months after they default to the SVR.

•	‘Total wholesale funding’ comprises the sum of all outstanding debt securities, structured issuance (including firm financing repurchase agreements), subordinated debt and capital issuance and non-customer deposits. Total wholesale funding excludes any collateral received as part of the FLS.

•	‘Wholesale funding with a residual maturity of less than one year’ has a residual maturity of less than one year at the balance sheet date.

Appendix 2 – Income statement and balance sheet

The information contained in this Quarterly Management Statement, and this Appendix, is unaudited and does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 or interim financial statements in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’.

The information contained in this Appendix has been prepared in accordance with Santander UK’s previously stated accounting policies described in the Annual Report and Accounts for the year ended 31 December 2013. Results have been adjusted to reflect the adoption of IFRIC 21.

Summary consolidated income statement	FY’14 £m	FY’13 [1] £m
Net interest income	3,434	2,963
Non-interest income	1,036	1,066

Total operating income	4,470	4,029

Administrative expenses	(1,915)	(1,947)
Depreciation, amortisation and impairment	(482)	(248)

Operating expenses	(2,397)	(2,195)

Impairment losses on loans and advances	(258)	(475)
Provisions for other liabilities and charges	(416)	(250)

Total operating provisions and charges	(674)	(725)

Profit before tax from continuing operations	1,399	1,109
Taxation charge on continuing operations	(289)	(211)

Profit after tax from continuing operations	1,110	898
Discontinued operations	—	(8)

Profit after tax for the year	1,110	890

	31.12.14	31.12.13 [1]
Summary balance sheet	£bn	£bn
Assets
Retail Banking	158.5	155.6
Commercial Banking	18.7	17.0
Corporate & Institutional Banking	5.2	5.1
Corporate Centre	8.3	9.4

Customer assets	190.7	187.1
Other assets	85.3	83.2

Total assets	276.0	270.3

Liabilities
Retail Banking	129.6	123.2
Commercial Banking	15.3	13.8
Corporate & Institutional Banking	2.3	2.6
Corporate Centre	5.2	6.8

Customer deposits	152.4	146.4
Medium term funding	56.2	57.6
Other liabilities	53.2	53.7

Total liabilities	261.8	257.7

Equity	14.2	12.6

Total liabilities and equity	276.0	270.3

1.	Results have been adjusted to reflect the adoption of IFRIC 21. See Appendix 1 for details.

Management Statement for Santander UK and Banco Santander, S.A.

The results of Banco Santander, S.A., for the year ended 31 December 2014 are also released today and can be found at www.santander.com. The results of Santander UK are included within Banco Santander, S.A.’s financial statements on a Banco Santander reporting basis. The results of Santander UK differ to the results of the United Kingdom on a Banco Santander, S.A. reporting basis, due to different accounting treatments, consolidation adjustments and the treatment of the Banco Santander, S.A. London Branch. The Banco Santander, S.A. London Branch is not part of Santander UK but is included in the Banco Santander, S.A. results for the United Kingdom.

Additional information about Santander UK and Banco Santander

Banco Santander (SAN.MC, STD.N, BNC.LN) (‘Santander’) is a retail and commercial bank, based in Spain, with a presence in 10 main markets. Santander is the largest bank in the eurozone by market capitalisation. Founded in 1857, Santander had EUR 1.40 trillion in managed funds, 107 million customers, 13,067 branches – more than any other international bank – and 183,534 employees at 30 September 2014. It is the largest financial group in Spain and Latin America. It also has significant positions in the United Kingdom, Portugal, Germany, Poland and the northeast United States. In the first nine months of 2014, Santander registered EUR 4.361 billion in attributable profit, an increase of 32% from the same period of the previous year.

Santander UK is a leading financial services provider in the UK and offers a wide range of personal and commercial financial products and services. As at 31 December 2014, Santander UK serves more than 14 million active customers with c. 20,000 employees and operates through 921 branches and 66 regional Corporate Business Centres.

Banco Santander, S.A. has a standard listing of its ordinary shares on the London Stock Exchange and Santander UK continues to have its preference shares listed on the London Stock Exchange.

Nothing in this announcement constitutes or should be construed as constituting a profit forecast.

Further information about Santander UK is available at the group’s website: www.santander.co.uk.

Disclaimer

Santander UK and Banco Santander, S.A. both caution that this announcement may contain forward-looking statements. Such forward-looking statements are found in various places throughout this press release. Words such as “believes”, “anticipates”, “expects”, “intends”, “aims” and “plans” and other similar expressions are intended to identify forward-looking statements, but they are not the exclusive means of identifying such statements. Forward-looking statements include, without limitation, statements concerning our future business development and economic performance. These forward-looking statements are based on management’s current expectations, estimates and projections and both Santander UK and Banco Santander, S.A. caution that these statements are not guarantees of future performance. We also caution readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. We have identified certain of these factors on pages 317 to 334 of the Santander UK plc 2013 Annual Report. Investors and others should carefully consider the foregoing factors and other uncertainties and events. Undue reliance should not be placed on forward-looking statements when making decisions with respect to Santander UK and/or its securities. Such forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise. Statements as to historical performance, historical share price or financial accretion are not intended to mean that future performance, future share price or future earnings for any period will necessarily match or exceed those of any prior quarter.